NSAR Exhibit 77C: Matters submitted to a vote of Security Holders.

A Special Meeting of the Shareholders of New York Daily Tax Free Income Fund, Inc. (the “Fund”), was held at the offices of the Fund, 1411 Broadway, New York, New York on April 26, 2013 at 10:00 A.M., Eastern time to approve the Agreement and Plan of Liquidation and Dissolution of the Fund.

The results of the voting are as follows:

NEW YORK DAILY TAX FREE INCOME FUND, INC.
SPECIAL MEETING OF SHAREHOLDERS, APRIL 26, 2013
(UNAUDITED)

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Voted	Shares Outstanding	% of Shares	% of Shares Voted
*********	**********	*********	**********
For	2,006,417.34	99.63%	100%
Against	0.00	0.00%	0.00%
Abstain	7,420.95	00.37%	0.00%